Exhibit 99.1

Fortuna provides update on the Lindero gold Project in Argentina

Vancouver, March 22, 2017 — Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to present an update of preliminary results of the optimization work being conducted on the feasibility study (“Feasibility Study”) prepared in 2016 on the company’s 100% owned Lindero gold Project located in the Province of Salta, Argentina.

Jorge Ganoza, President, CEO and Director, commented, “We are extremely pleased with gold recovery results to date as they are supportive of our initial view that the Lindero project presents significant opportunities to reduce recovery time and improve gold extraction.” Mr. Ganoza continued, “The long lead item in this optimization plan is the metallurgical process. With metallurgical tests almost completed, our engineering team is now in a position to initiate basic engineering activities on several fronts. We plan to have the project ready for a construction decision in the third quarter of 2017.”

Mineral processing optimization highlights:

•	Preliminary tall-column leach tests consistently above 76% gold extraction for the four metallurgical types of ore

•	Cyanide cure during agglomeration allows over 70% gold extraction in the first 30 days of leaching for the four metallurgical types of ore

•	Copper concentration in solution amenable to treatment with sulfidization, acidification, recycling and thickening (“SART”) plant technology

•	Agglomeration with modest cement addition to achieve heap heights of approximately 80 meters for 9 millimeter high pressure grinding rolls (“HPGR”) crushed ore

In September 2016, Fortuna started a pre-construction review of the project with the objective of optimizing certain components of the Feasibility Study. This review includes the validation of the geological model and resource/reserve estimates, optimization of the mine design, review of the metallurgical process including key metallurgy laboratory tests, and an update of the infrastructure basic engineering.

Metallurgy

Based on existing project information and preliminary results of ongoing metallurgical tests, Fortuna believes that significant improvements can be achieved in gold recovery and leach time compared to the Feasibility Study’s average gold extraction of 68% over 240 days.

Optimization of the process design has confirmed the benefit of the use of a HPGR crusher, the inclusion of cyanide cure of ore, and copper removal/ cyanide recovery with a SART plant. Results to date indicate that these components could allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

The table below compares preliminary gold extraction figures obtained by Fortuna as of March 20, 2017 with the Feasibility Study results. These results, estimated from solution assays, are for 10-meter tall column leaching tests that have been running for 72 days.

Met Type	Preliminary* Gold Extraction	Feasibility Study Gold Extraction
1	80.9%	68%
2	76.9%	74%
3	77.3%	69%
4	76.2%	62%

(*)

Results are based on solution assay only and are therefore preliminary in nature and final results need to be adjusted when tails assays are completed at the end of the test. Also a deduction of approximately 4% needs to be accounted for in gold extraction figures for design purposes when going from a laboratory test to commercial operation.

Final results are expected in April when assaying of tails material from the columns is completed.

Metallurgical Tests

In August 2016, samples were collected from existing drill core at Lindero and sent to Base Metals Laboratory (BML), located in Kamloops, British Columbia, for preparation which included crushing with a HPGR mill at the University of British Columbia. All preparation and tests are being carried out individually for the four metallurgical types identified in the resource as shown in the following table:

Met Type	Met Type Description	Met Type Percentage in Resource Estimation
1	Fresh intrusive	67%
2	Oxide porphyry	10%
3	Fresh porphyry	4%
4	Sediments	19%

A portion of the prepared material was sent to the laboratory of HydroGeoSense in Tucson, Arizona, for hydrodynamic column testwork with the purpose of evaluating permeability characteristics to determine maximum heap heights. As a result of the low to medium values obtained, agglomeration with cement is recommended to reach heap heights of approximately 80 meters. Testwork also confirmed that cement addition was sufficient for pH control during leaching, therefore no lime is required. Maximum cement consumption per metallurgical type is shown in the table below:

Met Type	Maximum Consumption (kg/t)
1	4.5
2	4.5
3	1.5
4	0.0

Once optimum conditions for agglomeration were determined, leaching column testwork was initiated. The first step was a set of 32 scoping short column tests to determine the optimum leaching conditions (cyanide strength, irrigation rate, etc.) to run the 10-meter tall columns.

The company has collected core samples from a diamond drill program carried out in the third quarter of 2016 for confirmatory fresh ore column leach tests. These samples have been delivered to BML for the respective metallurgy testwork.

Mineral Reserves and Resources

The Feasibility Study was prepared as at October 23, 2015 in accordance with NI 43-101, and defines a Mineral Reserve totaling 82.5 million tonnes averaging 0.63 g/t Au and containing 1.7 million ounces of gold with a projected life of 12 years (see Fortuna news release dated February 27, 2017).

Fortuna has conducted a validation program which included relogging of all available drill core, heterogeneity testwork to establish the variability of the mineralization and subsequent sampling protocols, drilling of 4,461 meters to increase confidence in the geological interpretation, a geotechnical review of pit slope angle design parameters, and a re-estimation of reserves and resources. The work completed has not identified any significant changes with respect to the reserves and resources stated in the Feasibility Study.

Mining

A tradeoff analysis evaluating different fleet size equipment has been completed. Results indicate that the mine can accommodate different truck and shovel options, ranging from 150 ton to 50 ton trucks, with varying impacts on CAPEX and OPEX. Final selection of fleet equipment is expected in the third quarter of 2017.

Infrastructure

Basic engineering for the infrastructure is being updated to reflect changes from the optimization in mineral process design, project layout, and economic parameters in Argentina since the publication of the Feasibility Study in early 2016.

Lindero gold Project

In July 2016, Fortuna completed the acquisition of Goldrock Mines Corp. whose principal asset was the Lindero Project (see Fortuna news release dated July 28, 2016). In addition to the Feasibility Study, Lindero has an approved environmental impact study and has been granted all major permits for the construction of an 18,750 tpd open pit, heap leach gold mine. The Feasibility Study considers a life of mine average annual production for the first nine years of approximately 108,000 ounces of gold at an all-in sustaining cash cost of US$715 per ounce of gold.

Qualified Persons

Geoff Allard, Professional Engineer (Arizona Registration Number 49711), is a Qualified Person as defined by National Instrument 43-101. Metallurgical testing has been under the direction of Mr. Allard who has reviewed the metallurgical statements in this news release and concludes that they are an accurate representation of the metallurgical work to date.

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.